Filed by AGL RESOURCES INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended

Subject Company: Nicor Inc.
Commission File No: 001-07297

An inside look at Nicor

Chairman, President and CEO John Somerhalder announced on Tuesday, Dec. 7, that AGL Resources is combining with Nicor in an $8.6 billion transaction, creating the largest natural gas distribution company in the United States that will serve 4.5 million customers across seven states.

“This is an exciting transaction for both AGL Resources and Nicor,” said John. “Together we will establish a platform for growth that is superior to what either company could achieve on its own.”

Here is a closer look at Nicor:

Overview:
An energy holding company like AGL Resources, Nicor is headquartered in Naperville, Ill., about 35 miles west of downtown Chicago. Nicor Inc. was formed in 1976 as the holding company for Nicor Gas. Nicor has approximately 3,900 employees.

Nicor has delivered strong financial performance over the years. In 2009, its net income was $135.5 million with earnings per share (diluted) of $2.98. Nicor Gas, the largest subsidiary, provides 67 percent of Nicor’s operating income; the remaining 33 percent from its nonregulated businesses. Its symbol on the New York Stock Exchange is GAS.

Nicor companies:
●
Nicor Gas, the largest subsidiary, was formed in 1954 under the name Northern Illinois Gas. Nicor Gas is a regulated natural gas distribution company serving more than two million customers in 643 communities in Illinois. The company operates a network of more than 34,000 miles of gas main and pipelines, connected to the largest underground storage facilities in the country. These facilities hold significant underground storage assets – about 150 Bcf of annual storage capacity (about one-third of company’s annual deliveries).

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Nicor’s Retail Energy Services companies offer energy and a broad range of energy-related products and services including warranty plans; natural gas price protection products; and HVAC-related installation, repair and indoor air quality solutions to residential customers. The Nicor National brand, launched in 2009, offers appliance warranties in seven states. The call center for this business segment has been recognized by J.D. Power for excellence in customer service for the past four years.

●	Nicor Enerchange LLC consists of three distinct businesses:
o	Nicor Enerchange Trading is a natural gas marketing company that provides commodity-based services to the wholesale and commercial/industrial natural gas markets.
o
Nicor Enerchange Hub Administration manages the Chicago Hub for Nicor Gas. The Chicago Hub provides interruptible transportation and storage services to wholesale pipeline shippers and marketers at the Chicago city gate. The hub has access to eight interstate pipelines.

o
The Midstream Development group evaluates opportunities for Nicor to develop, own and market storage assets, such as Central Valley Gas Storage. Central Valley, an underground storage field located north of Sacramento, Calif., is currently under development. This natural gas storage project is a high deliverability depleted reservoir that is expected to come online in 2012 and provide up to 11 Bcf of working capacity.

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Tropical Shipping is a containerized shipping business serving 25 ports in the Bahamas, Virgin Islands, Cayman Islands, Dominican Republic, Eastern Caribbean and Puerto Rico. Headquartered in Port of Palm Beach, Fla., Tropical Shipping has a fleet of 11 owned vessels.

Community Service
Like AGL Resources, Nicor has a strong history of supporting its communities through donations and volunteerism. The company focuses on the educational, health, cultural and community needs of citizens who reside in its service territory. In 2009, Nicor contributed more than $2 million and thousands of volunteer hours to support programs and organizations that make a difference to people in need.

Code of Ethics and Corporate Values
Like AGL Resources, Nicor adheres to its code of ethics and corporate values to govern its actions and strengthen its commitment to employees, customers, suppliers, business partners, communities and shareholders. Its values are also a blueprint for what’s expected of its employees:

Nicor Values:
o	Nicor employees work to deliver the best, most cost-effective service to our customers.
o	We treat our customers with the same dignity and respect that we expect from one another.
o	We take personal responsibility for what we do, recognizing that our individual efforts have an impact on our company’s success.
o	We strive to treat each other fairly and be responsive to each other’s needs.
o	We are committed to working together to achieve shared goals.

“Nicor is a company with as proud a heritage as ours, and it shares our commitment to providing customers with safe, reliable and cost-effective service,” John said.

Forward Looking Statements

To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and the expected timing of the completion of the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2009, and Item 1.A in each of AGL Resources’ and Nicor’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information

In connection with the proposed merger, AGL Resources plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. AGL Resources and Nicor will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, free of charge, at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in its definitive proxy statement filed with the SEC by AGL Resources on March 15, 2010, and information regarding Nicor directors and executive officers is available in its definitive proxy statement filed with the SEC by Nicor on March 10, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.